March 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Texxon Holding Limited

Registration Statement on Form F-1, as amended

File No. 333-294591

Ladies and Gentlemen:

As the placement agent of the proposed offering of Texxon Holding Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on March 31, 2026, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Stephanie Hu
	Name:	Stephanie Hu
	Title:	Co-Head of Investment Banking